Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

November 26, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephany Yang Andrew Blume

Re:

Envirotech Vehicles, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed March 28, 2024

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Filed August 14, 2024

Form 8-K Furnished October 22, 2024

File No. 001-38078

Dear Ms. Yang and Mr. Blume:

Envirotech Vehicles, Inc. (the “Company”) is responding to the comment letter dated November 12, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing. For your convenience, we have reproduced the Staff’s comments below in bold, followed by the Company’s response.

Form 8-K Furnished October 22, 2024 General

1.

We note your disclosure that effective March 31, 2023, you entered into a term sheet with Maddox Defense, Inc. regarding a potential business combination transaction, pursuant to which you would acquire a majority of the outstanding capital stock of Maddox Defense in exchange for $102.5 million of shares and a promissory note in the principal amount of approximately $11.4 million. We further note that you recently appointed the Chief Executive Officer and Chief Operating Officer of Maddox Defense as your President and Chief Operating Officer, respectively. Please address the following comments:

●

Provide us with a status update regarding the Maddox Defense business combination. In addition, we note from your Form 8-K furnished on November 5, 2024 that you acquired 100% of Maddox Industries, LLC. Clarify whether or not such acquisition concludes your anticipated merger activity with Maddox Defense

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com

Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

The Company respectfully advises the Staff that the transaction contemplated by the membership interest purchase agreement, dated October 30, 2024 (the “Purchase Agreement”), by and among the Company, Maddox Industries, LLC (“Maddox Industries”) and Jason Maddox, pursuant to which the Company will acquire the outstanding membership interests of Maddox Industries (the “Maddox Industries Acquisition”), as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2024, is the result of negotiations among the parties that began with the term sheet with Maddox Defense, Inc. (“Maddox Defense”) publicly disclosed by the Company in April 2023 (the “Term Sheet”). Pursuant to the terms of the Purchase Agreement, at the closing of the Maddox Industries Acquisition (the “Closing”), the Company will issue 3,100,000 shares of the Company’s common stock to Jason Maddox, the sole member of Maddox Industries (subject to a cap of 19.99% of the outstanding shares of the Company’s common stock as of immediately prior to the Closing) (the “Stock Consideration”) and, during the six-month period following the Closing, Jason Maddox will be eligible to receive cash payments in an aggregate amount of up to $1 million based on the gross revenue received by Maddox Industries in respect of specified receivables outstanding as of Closing (the “Earnout Cash Consideration”).

Maddox Industries is a separate entity from Maddox Defense, each being wholly owned by Jason Maddox. Accordingly, the Maddox Industries Acquisition will not involve Maddox Defense, and the Company confirms that it does not expect to engage in any merger activity with Maddox Defense following the Closing.

●

Tell us your proposed accounting treatment for the merger, including whether or not it represents a common control reorganization or reverse merger and how you identified the accounting acquirer pursuant to ASC 805-10-25-5 and ASC 805-10- 55-10 through -15. Also tell us how you assessed your planned business combinations for the existence of any predecessors.

The Company respectfully submits that the Maddox Industries Acquisition does not represent a common control reorganization as there is no common ownership of Maddox Industries and the Company, and that Maddox Industries is not ultimately controlled by the Company before and after the Closing. In reaching this conclusion, the Company evaluated the transaction pursuant to the guidance under ASC 805-50-15-6, which provides examples of the types of transactions that qualify as common control transactions. Even though the examples provided are not all-inclusive, the examples provided do not reflect the Maddox Industries Acquisition.

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com

Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

The Company respectfully submits that, after careful consideration of the facts and circumstances, the Maddox Industries Acquisition is not a reverse merger pursuant to ASC 805-10-25-5 and ASC 805-10-55-10 through -15, primarily due to the fact that Maddox Industries will not control the Company after the Closing.

In order to determine the acquirer, the Company considered the guidance in ASC 805-10-25-5 which provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer (i.e., the entity that obtains control of the acquiree). ASC 810-10-15-8 states that a controlling financial interest can typically be determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. After the Closing, the Company will own a 100% controlling financial interest in Maddox Industries and directors appointed by the stockholders of the Company will constitute 100% of the Board of Directors of the combined entity.

The Company also considered the guidance in ASC 805-10-55-10 through -15 as follows:

ASC 805-10-55-12 states:

In a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issues its equity interests. … Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interest, including the following:

a. The relative voting rights in the combined entity after the business combination.

b. The existence of a large minority voting interest in the combined entity of no other owner or organized group of owners has a significant voting interest.

c. The composition of the governing body of the combined group.

d. The composition of the senior management of the combined entity.

e. The terms of the exchange of equity interests.

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com

Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

In consideration for 100% of the outstanding membership interests in Maddox Industries, the Company will issue to Jason Maddox, the sole member of Maddox Industries, the Stock Consideration. As to ASC 805-10-55-12 a., the Company will have all the voting rights of the combined entity because it will own 100% of the outstanding membership interests in Maddox Industries. This identifies the Company as the acquirer and the general requirement of ASC 805-10-55-12 is fulfilled.

In reviewing the ASC 805-10-55-12 b. requirement, Jason Maddox will own approximately 19.9% of the common stock of the combined entity. Phillip Oldridge, CEO and Chairman of the Board of Directors of the Company and Gerald Conrod, a private investor of the Company, will still maintain significant ownership of the Company (2,046,187 shares of common stock and 3,073,043 shares of common stock, respectively, as of October 16, 2024, based on the Company’s definitive proxy statement for its 2024 Annual Meeting of Stockholders filed with the SEC on October 30, 2024).

The composition of the Company’s Board of Directors will not change as a result of the Maddox Industries Acquisition.

As to ASC 805-10-55-12 d., senior management of the Company will continue in its role with Phillip Oldridge and Franklin Lim continuing as the Company’s CEO and CFO, respectively, and will assume a supervisory role over Maddox Industries management and provide the overall management of the combined entity. However, it is noted that, in connection with the Maddox Industries Acquisition, effective as of October 16, 2024, Jason Maddox, the Chief Executive Officer and sole member of Maddox Industries, was appointed as the President of the Company. This position reports to the Company’s CEO.

The Stock Consideration to be paid by the Company in the Maddox Industries Acquisition equals approximately $4,340,000 (based on the closing price of the Company’s common stock as of November 22, 2024), which is approximately 19% of the total assets of the Company, thus demonstrating that the Company is the acquirer as contemplated in ASC 805-10-55-12 e. In addition, pursuant to the Purchase Agreement, Jason Maddox will be eligible to receive the Earnout Cash Consideration, which will be contingent upon the gross revenue received by Maddox Industries in respect of specified receivables outstanding as of Closing.

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The Company has more assets than Maddox Industries and is significantly larger than Maddox Industries.

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com

Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

ASC 805-10-55-14 states:

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The Company initiated the combination and was willing to pay in the form of cash and shares of the Company’s common stock equal in amount to the identifiable assets of Maddox Industries, less the liabilities of Maddox Industries.

Based on the factors identified above, the Company concluded that it is the accounting acquirer in the present Maddox Industries Acquisition. Following the Closing, the Company, as the acquirer, will record the investment in Maddox Industries at fair value in its financial statements as of the date of Closing. Any excess of the purchase price over the fair value of the net assets will be recorded as goodwill. These allocations will be based upon a valuation analysis that will be completed after the Closing. The consolidated financial statements of the Company will include the investment in Maddox Industries. The Company will remain a public reporting company after the date of the Closing, which is yet to be determined.

Form 10-K for the Fiscal Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page 44

2.

We note that your auditor did not reference the requirement to be independent in accordance with the applicable rules and regulations of the SEC. Please ensure your auditor revises its audit report accordingly in future filings. Refer to PCAOB Auditing Standard 3101.09(g) for guidance.

The Company respectfully acknowledges the Staff’s comment and has discussed this comment with its auditor. The Company’s auditor will revise its audit report in future filings to reference the requirement to be independent in accordance with the applicable rules and regulations of the SEC.

Exhibits 31.1 and 31.2, page 74

3.

Your Exhibit 31 certifications exclude the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4. Please revise your certifications in future filings to include the requisite language. Refer to Item 601(b)(31) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and will revise its Exhibit 31 certifications in future filings to include the requisite language referring to internal control over financial reporting in the introductory sentence of paragraph 4.

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com

Envirotech Vehicles, Inc. 1425 Ohlendorf Rd., Osceola, AR 72370 (870) 970-3355

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Exhibit 32.2, page 23

4.	Your Exhibit 32.2 certification references your predecessor Chief Financial Officer and Treasurer in the first paragraph. Please revise the certification accordingly in future filings.

The Company respectfully acknowledges the Staff’s comment and will revise the first paragraph of its Exhibit 32.2 certification in future filings to replace the reference to the Company’s former Chief Financial Officer and Treasurer with a reference to the Company’s then current principal financial officer (or equivalent thereof).

If you have any additional questions or comments, please contact our outside legal counsel, Michael A. Hedge of K&L Gates LLP at (949) 623-3519 or michael.hedge@klgates.com

Very truly yours, /s/ Phillip Oldridge Phillip Oldridge Chief Executive Officer

cc: Michael A. Hedge, K&L Gates LLP

1425 Ohlendorf Rd Osceola, AR 72370 USA Office (870) 970 – 3355 www.evtvusa.com